UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date March 18, 2019	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

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Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

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Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PROGRESS ANNOUNCEMENT

PROPOSED NON-PUBLIC ISSUANCE OF A SHARES AND

NON-PUBLIC ISSUANCE OF H SHARES

UNDER A SPECIFIC MANDATE

Reference is made to the announcement (the “Announcement”) dated 10 July 2018 in relation to the Non-public Issuance of A Shares and the Non-public Issuance of H Shares, the progress announcements dated 30 August 2018 and 18 October 2018, the circular dated 13 August 2018, and the poll results announcement dated 30 August 2018 of China Eastern Airlines Corporation Limited (the “Company”). Unless otherwise indicated, terms used in this announcement shall have the same meanings as those defined in the Announcement.

1.	Adjustment of the 2018 Non-public Issuance Proposal of A shares

Upon consideration and approval of the Board at the 20th ordinary meeting of the Eighth Session of the Board convened on 15 March 2019, pursuant to the authorisation of Shareholders, A Shareholders and H Shareholders at the EGM, A Shareholders Class Meeting and H Shareholders Class Meeting, the Board has adjusted the maximum number of A Shares to be issued under the proposal of the Non-public Issuance of A Shares (the “Issuance Proposal of A Shares”) to not more than 1,394,245,744 shares (inclusive) and the maximum gross proceeds to not more than RMB10,177,993,900 (inclusive) (the “Adjustment”). Upon the completion of the Adjustment, the number of shares to be subscribed and the subscription amount for each subscriber are as follows:

No.	Subscribers	Maximum number of A Shares to be subscribed	Proposed subscription amount (RMB)
1	Juneyao Airlines	219,400,137 shares	1,601,621,000
2	JuneYao Group	311,831,909 shares	2,276,372,900
3	Shanghai Jidaohang	589,041,096 shares	4,300,000,000
4	Structural Reform Fund	273,972,602 shares	2,000,000,000

	Total	1,394,245,744 shares	10,177,993,900

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In the event that the maximum number of A Shares to be issued by the Company under the Non-public Issuance of A Shares (1,394,245,744 shares) × actual issue price ≤ maximum gross proceeds RMB10,177,993,900 after the completion of the Adjustment, the number of A Shares to be issued by the Company under the Non-public Issuance of A Shares shall be 1,394,245,744 shares. Each subscriber shall subscribe A Shares in accordance with the maximum number of A Shares intended to be subscribed. In the event that the maximum number of A Shares to be issued by the Company under the Non-public Issuance of A Shares (1,394,245,744 shares) × actual issue price > maximum gross proceeds RMB10,177,993,900, the number of A Shares to be issued by the Company under the Non-public Issuance of A Shares shall be determined based on the maximum gross proceeds (RMB10,177,993,900) divided by the actual issue price, and the final number of A Shares to be issued shall be calculated to the unit digit (rounded down). Based on the proportion of the maximum number of A Shares intended to be subscribed to the maximum number of A Shares to be issued, each subscriber shall adjust the number of A Shares to be subscribed accordingly.

Upon the Adjustment for the maximum number of A Shares to be issued and the maximum gross proceeds under the Non-public Issuance of A Shares, the gross proceeds to be raised from the Non-public Issuance of A Shares are determined based on the actual issue price and the final number of A Shares issued: gross proceeds = number of A Shares issued × actual issue price, and shall be no more than RMB10,177,993,900 (inclusive). After deducting relevant issuance expenses, the net proceeds to be raised from the Non-public Issuance of A Shares are intended to be used in the following projects:

No.	Name of projects	Aggregate amount of investment (RMB)	Proposed amount of proceeds to be applied (RMB)
1	Introduction of 14 aircraft	7,578 million	7,399 million
2	Purchase of 15 aircraft simulators	1,327 million	996 million
3	Purchase of 20 standby engines	1,783 million	1,783 million

	Total	10,688 million	10,178 million

In addition, other content of the Issuance Proposal of A Shares and the issuance proposal of the Non-public Issuance of H Shares have remained unchanged.

2.	SIGNING OF SUPPLEMENTAL AGREEMENT

As to the above Adjustments for relevant matters in respect of the maximum number of A Shares to be issued and the maximum gross proceeds under the Non-public Issuance of A Shares of the Company, on 15 March 2019, the Company has signed a “Conditional supplemental agreement of the share subscription agreement of the Non-public Issuance of A Shares” with Structural Reform Fund, and a “Conditional supplemental agreement II of the share subscription agreement of the Non-public Issuance of A Shares” (the “A Shares Supplemental Agreement”) with JuneYao Group, Juneyao Airlines and Shanghai Jidaohang.

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At the same time, the Board has prepared the “Proposal for 2018 Non-public Issuance of A Shares of China Eastern Airlines Corporation Limited (3rd amended)”, demonstrating the adjusted proposal for the Non-public Issuance of A Shares.

Please note that, the Non-public Issuance of A Shares and the Non-public Issuance of H Shares shall be subject to the approval by the CSRC. There is no assurance that the Non-public Issuance of A Shares and the Non-public Issuance of H Shares will proceed. Investors are advised to exercise caution when dealing in H Shares. The Company will make timely disclosure on any matters in relation to the further details of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 15 March 2019

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director) and Yuan Jun (Employee Representative Director).

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